Exhibit 99.1

Babylon Announces Planned Sale of IPA Assets in Early 2023, Expected to Provide Sufficient Capital Through Profitability

●	Babylon intends to sell its Independent Physician Association (IPA) business in California, including Meritage Medical Network, which it grew from $111m in 2021 revenue to over $400m in estimated 2022 revenue
●	Proceeds from sale are expected to provide sufficient capital for Babylon’s funding requirements through profitability
●	Babylon will transition its public reporting and governance from foreign private issuer to U.S. domestic reporting company standards in 2023

AUSTIN, Texas & LONDON, UK--(BUSINESS WIRE)-- Babylon (NYSE: BBLN) (“Babylon'' or the “Company”) today announced that it intends to divest Meritage Medical Network (“Meritage”), a network of approximately 1,800 physicians providing physical care in California with over $400 million in estimated 2022 revenue, in order to focus on its core business model through further investment in its digital-first contracts.

Meritage provides physical care for almost 90,000 members and more than a dozen insurers across six counties in Northern and Central California.

Unlike Babylon’s digital-first, value-based care contracts, Meritage delivers care through its network of independent physicians. Babylon has therefore decided that divesting Meritage is in the best interests of the Company and its shareholders, to allow capital to be recycled to focus on building out the digital-first product. Proceeds from the sale are expected to provide sufficient capital for Babylon’s funding requirements through profitability. There is no change to the Company’s previous guidance on its expected time period to profitability.

Babylon is initiating a formal process for the sale of Meritage with a major investment bank acting as its financial advisor for the sale process. In the interim, Babylon remains committed to supporting Meritage through its ongoing growth and enrollment activities and high-quality clinical care delivery to its members.

Babylon Will Transition to U.S. Domestic Company Reporting Requirements, Governance and U.S. GAAP Accounting

As part of Babylon’s transition to U.S. domestic reporting company status, the Company will, beginning January 1, 2023, cease to file reports with the U.S. Securities and Exchange Commission (the “SEC”) as a foreign private issuer, and begin complying with the SEC reporting requirements for a domestic issuer. Babylon will report its Q4 and 2022 year-end results under U.S. GAAP. The Company’s full-year 2022 audited financial statements, prepared under U.S. GAAP, will be filed in an Annual Report on Form 10-K.

Babylon further plans to continue simplifying its capital structure, which it began in June 2022 by completing the exchange offer for all of its outstanding public and private warrants for Class A ordinary shares. In addition, Babylon intends to collapse its two-class share structure into one, consisting entirely of Class A ordinary shares. Each Class B ordinary share is expected to be converted into one Class A ordinary share. This planned change will not be economically dilutive to any shareholder, and following the change, no shareholder will hold enhanced voting rights.

As previously announced, Babylon’s shareholders have approved a reverse share split, which is expected to take place during Q4 2022, resulting in the Company’s outstanding shares being consolidated at a ratio within the approved range of 15:1 to 25:1.

Additionally, the Company plans to recruit and appoint additional independent members of its Board of Directors, unaffiliated with institutional shareholders, during the next 6 months.

Ali Parsa, Founder and CEO, said: “The sale of our IPA business and streamlining of our reporting and governance processes will result in a more focused business, simpler structure and stronger balance sheet.”

About Babylon

At Babylon, our mission is to make quality healthcare accessible and affordable for every person on Earth. To this end we are building an integrated digital-first primary care service that can manage population health at scale.

Founded in 2013, we are reengineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, we offer millions of people globally, ongoing, always-on care. And, we have already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve our mission by leveraging our highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Today, we support a global patient network across 15 countries, and operate in 16 languages. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5-star ratings from more than 90% of our users across all of our geographies. We are working to demonstrate how our model of digital-first integrated primary care can be applied to manage the health of the population in different settings across Medicare, Medicaid, and commercial value based care contracts in the US and our primary care services in the UK.

Babylon is also working with governments, health providers, employers and insurers across the globe to provide them with a new digital-first platform that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and ability to generate profits in the future; that we may require additional financing and our ability to obtain additional financing on favorable terms; our ability to sell the IPA business, including the timing of the sale and the sale price; if we fail to comply with the NYSE’s continued listing standards and rules, the NYSE may delist our Class A ordinary shares; uncertainties related to our ability to continue as a going concern; our ability to successfully execute our planned cost reduction actions and realize the expected cost savings; the growth of our business and organization; risks associated with impairment of goodwill and other intangible assets; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; difficulty in hiring and retaining talent to operate our business; risks associated with our international operations, economic uncertainty, or downturns; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; risks associated with foreign currency exchange rate fluctuations and restrictions; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts

Media

press@babylonhealth.com

Investors

investors@babylonhealth.com